FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July 2011

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule 101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

MATERIAL FACT
Celulosa Arauco y Constitución S.A.
Registered in Securities Registry Nº 42

Santiago (Chile), July 14, 2011

Mr.
Fernando Coloma Correa
Superintendent
Superintendency of Securities and Insurance
Avda. Libertador Bernardo O’Higgins 1449

Dear Sir:

The undersigned, on behalf of the corporation named Celulosa Arauco y Constitución S.A., hereinafter the “Company” or “Arauco”, both domiciled in the Chilean Metropolitan Region, Avenida El Golf Nº 150, floor 14, Commune of Las Condes, a company registered in the Securities Registry with N° 42, Chilean Tax Identification N° 93,458,000-1, and as duly empowered to provide this information, hereby informs the Superintendency the following material information regarding the Company and its business pursuant to article 9° and second paragraph of article 10°, both contained in Law Nº18.045, and in the Regulation of General Application (Norma de Carácter General) Nº 30, issued by such Superintendency:

The following resolutions were adopted by the Company’s board of directors in a meeting held on the date hereof:

1.-           To create the position of Executive Vice President in the Company’s top management, appointing in such position Mr. Matías Domeyko Cassel, who, until the date hereof, served as General Manager of Arauco.

The creation of the position of Executive Vice President responds to the significant growth of Arauco’s group of companies in recent years, both in their business lines and in their international expansion. For such reason, it was deemed convenient to incorporate into Arauco’s organization the best international practices of corporate governance of companies of similar size and importance in order to strength the management and development of the Company and its subsidiaries.

The Executive Vice President will directly report to the Company’s board of directors, and will primarily focus on Arauco’s strategic planning, its development and international expansion, to strengthen the integration of the different businesses of Arauco’s group of companies, to incorporate the best international practices of corporate governance, and in general to strengthen the management and development of the Company and its subsidiaries and to coordinate the compliance of the guidelines set forth by the Company’s board of directors. The General Manager (discussed below) will directly report to the Executive Vice President.

2.-           To appoint, as the new General Manager of the Company, Mr. Cristián Infante Bilbao, who, until the date hereof, served as the Corporate Management and Development Director.  Mr. Cristián Infante Bilbao has broad experience with the Company’s various lines of business, and in past years has served as the head of Arauco’s subsidiaries in Argentina and Brazil, and has also made significant contributions to the Montes del Plata pulp project in Uruguay.

As of the date hereof, both Mr. Domeyko and Mr. Infante have assumed their respective new positions in the Company.

Best regards,

CELULOSA ARAUCO Y CONSTITUCION S.A.
José Tomás Guzmán Dumas
Chairman of the Board

c.c. -  Bolsa de Comercio de Santiago,
La Bolsa St. Nº 64, Santiago
       -  Bolsa Electrónica de Chile, Bolsa de Valores
Huérfanos 770, 14th Floor, Santiago
       -  Bolsa de Corredores, Bolsa de Valores Valparaíso
P.O. Box 218-V
       -  Representative of the Bondholders (Banco Santander Chile)
Bandera St. 140, Santiago

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: July 27, 2011	By: /s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel Title: Executive Vice President